August 31, 2023

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: John Stickel, Christian Windsor	VIA EDGAR

Re:	Aflac Incorporated
Registration Statement on Form S-3
File No. 333-273722
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aflac Incorporated hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated and that such Registration Statement be declared effective at 4:00 p.m. Eastern Time on Tuesday, September 5, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sidley Austin LLP, by calling Robert A. Ryan at (212) 839-5931.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Peter L. Summers
Peter L. Sumners
Counsel